June 25, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Foreside Fund Services, LLC, the principal underwriter of the securities to be offered by Javelin Exchange-Traded Trust (the “Registrant”), hereby requests that Pre-Effective Amendment Number 2 to the Registration Statement filed by the Registrant on Form N-1A (File Nos. 811-22125 and 333-156024) be accelerated and declared effective on June 26, 2009, or as soon thereafter as is reasonably practicable.

Foreside Fund Services, LLC

By:	/s/ Richard J. Berthy
Richard J. Berthy Vice President